AEGIS TRUST

Taiwan · Hong Kong · USA

Custody Agreement

Client: Akemona, Inc.

Aegis Trust Company
101 East Capitol Avenue Pierre, South Dakota 57501
Website: https://www.aegiscustody.com
Email: info@aegiscustody.com

IMPORTANT

The following provisions set out the terms and conditions of this Custody Agreement (hereinafter "Agreement") provided by Aegis Trust Company (hereinafter "Custodian"), a Directed Custodial Service Provider licensed and operating in South Dakota. This Agreement is between Custodian and _Akemona, Inc._ as Client (hereinafter "Client"). Client's use of Custodian's services requires Client to enter into this Agreement. It is Client's responsibility to read and understand the terms of this Agreement before using the services provided by Custodian. Definitions of words and terms used in this Agreement are set out in Section 2 below.

1. GENERAL TERMS

1.1 The terms and conditions of this Custody Agreement govern the use and access to services provided by Custodian, including Custodian's website(s), application(s), application programming interfaces (APIs), notifications and any information or content appearing therein (hereinafter collectively known as "Platform").

1.2 By using Custodian's Platform, Client agrees to these terms regardless of whether Client is paying user or a non-paying visitor. By using the Platform as a representative of an entity, the representative is agreeing to these terms on behalf of that entity.

1.3 When creating Client's Custody Account, Client will be required to select a username, password, and potentially other identifying information to control access to Client's Custody Account ("Access Credentials"). Client must not disclose Client's Access Credentials to anyone. Client is responsible for keeping its Access Credentials secret. To the maximum extent permitted by law, Client is exclusively responsible for all activities that occur in or using Client's Custody Account. Other than as a result of the gross negligence of Custodian, Client is solely responsible for managing and maintaining the security of any information relating to Client's Access Credentials and agrees that Custodian shall not be held responsible, and Client shall not hold Custodian responsible, for any unauthorized access to the services or any resulting harm Client may suffer for any release, loss or corruption of information.

1.4 Client acknowledges that Custodian will have no obligation to provide any services hereunder until the Effective Date. If this Agreement is executed by the Parties before the Effective Date and Custodian rejects Client based on its KYC/AML clearance process, the agreement shall be deemed to be cancelled and of no force or effect.

1.5 Client agrees to read and hereby consents to Custodian's [Privacy Policy] which sets out how Custodian collects and uses Client's personal information.

1.6 Aegis agrees to act as the Qualified Third-Party Custodian for purposes of holding funds in the Client Accounts for the benefit of investors in the Clients' offerings, and to promptly return those funds to such investors if the Client's offering is canceled or unsuccessful.

2. DEFINITIONS

The following defined terms used in this Custody Agreement shall have the meanings set forth below:

"**Assets**" means any assets that have been delivered to Custodian to be held in a Custody Account established by Custodian on Client's behalf (as described in Section 6. "Establishment of Custody Account"), in each case until such assets are withdrawn or cease to be assets pursuant to this Agreement.

As used herein, "Asset" includes an Asset (also called a "cryptocurrency," "virtual currency," "currency," "Stable Coin" or "virtual commodity"), such as Bitcoin or Ether or other similar instances including digital representations of value or ownership, which is a representation of value based on (or built on top of) a cryptographic protocol of a computer network.

Assets may also include exclusive administrative rights to intellectual property including private digital ledgers or networks, currencies issued by a recognized government (fiat) and other traditional items of value. If the custody and care of those assets are not specifically addressed in this agreement, a separate addendum may be attached.

"**Authorized Person(s)**" is any person(s) designated by Client to communicate with Custodian to act as a responsible party with respect to Client's Custody Account and/or any person(s) that Custodian reasonably believes, based on communications with Client, is a person with authority who may access Client's Custody Account and issue Instructions with respect thereto. The designation of an Authorized Person may be amended by Client pursuant to Client's instructions.

"**Blockchain Address**" means a public address of an account on a blockchain in which Assets can be held (including, without limitation, a Bitcoin address for the Asset commonly known as bitcoin and an Ethereum address for the Asset commonly known as ether).

"**Custody Account**" means an account which provides storage for Client's Assets and is entirely managed by Custodian.

"**Effective Date**" means the later of (i) the date that both Parties have executed and delivered this Agreement and (ii) the date, if any, that Custodian accepts Client as a client based on Custodian's successful completion of its KYC/AML process with respect to Client and any persons initially identified as Authorized Persons. The effective date of this project is 2024/4/19, and the planning time is 2 months.

"**Instructions**" means any directives or requests regarding the delivery or withdrawal of Assets or otherwise relating to any Assets or Client's Custody Account that is given or purported to be given by Client or Client's Authorized Person to Custodian through Custodian's account platform.

"**Market Disruption**" means situations wherein markets cease to function in a regular manner, typically characterized by rapid and large market price declines or cessation of market trading activity on a major cryptocurrency exchange.

"**Parties**" (each, individually a "Party") means Client or Custodian.

"**Service Provider**" means a third-party vendor under contract with Custodian to perform certain designated tasks for a fee that unless specifically delineated within the custodial agreement shall be considered covered by the agreed-upon custodial fee as outlined within this agreement.

"**Withdrawal Request**" means an Instruction given by Client to the Custodian through the account platform that specifies the type and amount of Assets to be withdrawn from Client's Custody Account.

"**Products and Platform**" means any products or services provided by Custodian and Service Provider.

3. LIMITATIONS OF USE OF SERVICES

Client has the sole responsibility to monitor the Assets in Client's Account, and Custodian has no duty or responsibility to monitor the performance of Assets in Client's Account, nor to monitor the

investment advice and any communication by Custodian will not be considered nor relied upon as such by Client. Custodian shall not be responsible for any penalties, taxes, judgments, or expenses Client incurs in connection with the Assets or the Custody Account. Custodian has no duty to determine whether Client's Custody Account or Assets comply with any international, federal, state, or local law, regulation or rule. Client represents and warrants to Custodian that all Assets in Client's Custody Account comply with all international, federal, state, and local law, rule, or regulation that are applicable to the Assets. Custodian is an excluded fiduciary under SDCL 55-1B as defined in SDCL 55-1B-1. For the avoidance of doubt, Custodian will execute transactions based on Client's Instructions.

4. APPLICABLE LAWS AND REGULATIONS

Client's use of Custodian is subject to the laws, regulations, and rules of any applicable governmental or regulatory authority now or hereafter in effect (the "Applicable Laws and Regulations") including, but not limited to: the regulations and guidelines of the South Dakota Division of Banking ("DOB"); Money Service Business ("MSB"); regulations under the Financial Crimes Enforcement Network ("FinCEN"); State money transmission laws; laws, regulations, and rules of relevant tax authorities; Applicable regulations and guidance set forth by FinCEN; The Bank Secrecy Act of 1970 ("BSA"); The USA PATRIOT Act of 2001 ("Patriot Act"); AML/CTF provisions as mandated by U.S. federal law and any other rules and regulations regarding AML/CTF; Issuances from the Office of Foreign Assets Control ("OFAC"); The National Futures Association ("NFA"); The Financial Industry Regulatory Authority ("FINRA"); issuances from the Commodity Futures Trading Commission ("CFTC"); and issuances from the Securities and Exchange Commission ("SEC"). Client unequivocally agrees that by utilizing the services described in this Agreement, Client is legally obligated to comply with this Agreement as well as the Applicable Laws and Regulations, and Client represents and warrants to Custodian that Client fully understands this Agreement and such Applicable Laws and Regulations. Custodian agrees to act in compliance with and be legally bound by this Agreement as well as the Applicable Laws and Regulations.

5. APPOINTMENT OF CUSTODIAN

5.1 Client hereby appoints Custodian to act as the custodian of Assets to be held in Client's Custody Account in accordance with this Agreement and Custodian accepts such appointment. Client hereby appoints and authorizes Custodian to, subject to the terms and conditions of this Agreement, establish and maintain a custody account or accounts for Client's Assets, for the account of Client.

5.2 Client and Custodian agree that in the event that Custodian becomes the subject of a proceeding under Title 11 of the United States Code (the "Bankruptcy Code"), assets held in Client's Custody Account are Financial Assets as defined in SDCL 57A-8-102(9) for the purposes of Article 8 of the Uniform Commercial Code SDCL 57A-8 ("UCC"), and that the relationship between Custodian and Client is also governed by Article 8 of the UCC and SDCL Titles 51A-6A and 55-1B, dealing with custodial trust companies. Client and Custodian further agree that Custodian is an "Entitlement Holder" in a "Financial Asset," as defined by, and for purposes, of Article 8 of the UCC in the event that Custodian becomes the subject of a proceeding under the Bankruptcy Code.

5.3 The Assets and other items of property or assets referred to in Clause 5.1 shall be held by Custodian, who shall be responsible for their safekeeping as custodian for the account of the Client and subject to the terms of this Agreement.

5.4 Custodian shall not have the independent right or authority to assign, hypothecate, pledge, or

5.5 Title to any Assets held in a Custody Account shall always remain with Client. In the event that Custodian becomes the subject of a proceeding under title 11 of the United States Code (the "Bankruptcy Code"), the Parties intend and agree that (i) the Assets shall not constitute property of Custodian's bankruptcy estate, as defined under Bankruptcy Code section 541 and (ii) the automatic stay set forth in Section 362 of the Bankruptcy Code shall not apply to Client's right to terminate this Agreement and seek return of its Assets.

5.6 Client shall promptly appoint an individual(s) to act as the Authorized Person(s) with full power and authority to issue Instructions and otherwise perform all the obligations and exercise all the rights of Client under this Agreement. Client shall promptly notify Custodian of such appointment, which notice shall include all information regarding such Authorized Person(s) as Custodian reasonably requests to undertake its applicable KYC/AML and related due diligence. Custodian reserves the right to reject Client's selected Authorized Person, should the selection not satisfy Custodian's due diligence process, and Client will provide a new selection. Client represents and warrants that that each Authorized Person shall have, before the appointment thereof, agreed with Client to (i) perform and assume all of the responsibilities of such position hereunder (ii) the disclosure and use of its personal information as contemplated in this Section 5.6.

5.7 Custodian may facilitate Client's use of services related to the Assets that are provided by third parties unaffiliated with Custodian (each, a "Third-Party Vendor"). Client acknowledges and understands that Client may be required to provide additional confidential or private information to Third-Party Vendors, subject in each case to the Third-Party Vendor's terms of use and privacy policy, and that Client may be required in each case to accept the Third-Party Vendor's terms of use or other agreement under which it makes services available to Client (the "Vendor Terms"). As between Client and Custodian, Client's use of the Third-Party Vendor services will be at Client's sole risk. Custodian makes no guarantees regarding any Third-Party Vendor's services and shall have no liability or obligation in connection with such services or in connection with any defect or failure relating to such services. Further, Client alone is responsible for reading and understanding the Vendor Terms and for complying with those terms. If there is any conflict between the Vendor Terms and this Agreement, Client will nevertheless be responsible for complying with both. Custodian may charge Client fees that are based on or relate to transactions or other activities that are conducted or facilitated by Third-Party Vendors.

5.8 If Client designates Custodied Assets for the Staking Services (as defined in Exhibit A hereto), (i) Custodian shall create a Staking Services account for Client, (ii) the Staking Services may be performed by the Staking Provider (as defined in Exhibit A) pursuant to a written subcontract between Custodian and such Staking Provider, and (iii) Client and Custodian shall be bound by the Additional Terms of Staking Services attached hereto as Exhibit A, which shall be incorporated herein and made a part hereof by this reference.

6. ESTABLISHMENT OF CUSTODY ACCOUNT

Client agrees that Custodian will establish a Custody Account in Client's name. Client's Custody Account will have one or more associated unique Blockchain Addresses through which Client's Assets will be segregated from all other Assets held by Custodian, and directly verifiable with the applicable Blockchain Address or individual account numbers for corresponding accounts. Custodian will provide Client with all public Blockchain Addresses associated with Client's Custody Account.

7. OPENING OF CUSTODY ACCOUNT

326 of the PATRIOT Act. Custodian requires, at minimum, the following identifying information from a new Client and each Authorized Person (to the extent applicable): (1) Name; (2) Address or Principal Place of Business; (3) Articles of Incorporation or alternate organization documents defining ownership; and (4) Government issued identification number or taxpayer identification number.

7.2 Custodian will use documentary and non-documentary methods, or a combination of both, to verify the identity of Client. For individuals, Custodian shall review an unexpired government issued identification card, evidencing nationality or residence, and bearing a photograph or similar safeguard, such as a driver's license or a passport. For a corporation or business entity, Custodian shall review documents proving the existence of the entity and authority to act on behalf the corporation or business entity, such as the Articles of Incorporation, government issued business license, partnership agreement, trust agreement, or any other valid incorporation document or agreement. Custodian may also obtain a copy of any other appropriate fiduciary account document.

7.3 Custodian may also use non-documentary methods to verify the identity of the Client such as: comparison of information provided by applicant with information from a consumer reporting agency, public database, or other reliable third-party source; logical verification; and negative verification.

7.4 In the event Custodian is unable to verify the identity of a Client through the use of the above methods, Client will be contacted and asked to provide: a reference from another financial institution or other information requested by Custodian that will enable Custodian to form a reasonable belief as to the true identity of Client.

7.5 Custodian shall request additional verification if: Client has a different name due to marriage, divorce, or other legal proceedings; there are discrepancies between the documentation provided and the third-party verification results; or there are other circumstances that prevent Custodian from being able to form a reasonable belief that it knows the true identity of Client.

7.6 Custodian will also provide adequate notice to Client that generally describes the identification requirements of this Section and provides the notice in a manner reasonably designed to ensure that Client is able to view the notice or is otherwise given notice before opening an account. Custodian will not open a Custody Account for Client if Custodian cannot verify the identity of Client prior to opening such Custody Account.

7.7 Upon opening an Account for Client, Custodian will provide a specific Blockchain Address generated by public key for Client, and Client shall utilize Custodian's cloud and hardware hybrid solution to provide security for the Assets.

8. SELECTION OF ASSETS

Client understands that Client is solely responsible for the selection, management, and retention of all Assets held within Client's Account. These Assets may involve a high degree of risk, and the Custodian will not provide advice nor make any investigation or determination as to the prudence, viability, suitability, legality, or safety of the Assets that Client selects, Client is solely responsible for the management of the Assets placed within Client's Custody Account, and for the selection, monitoring, and retention of all Assets held within Client's Custody Account.

8.1 Custodian is in no way responsible for providing advice or recommendations as to Client's Custody Account and is not a fiduciary for Client's Custody Account under any applicable types of law and regulation, including but not limited to international, local law. Further, the Custodian has no responsibility to inquire as to any reason for, or any purpose, reasonableness or unreasonableness of any Instruction given by Client or Client's Authorized Persons.

8.2 Custodian may perform an administrative review of any Asset to determine if such Asset is administratively feasible for the Custodian to hold, and the Custodian may decline to process any proposed transaction based on such review or require that Client obtain a suitable agent or counsel to perform administration of such Asset. However, Custodian does not conduct any due diligence review of any Asset, nor will Custodian make any investigation with regard to any Asset, any issuer or sponsor of any Asset, or any officer, director, or other person or entity involved or affiliated with any Asset. Custodian will not review or evaluate the prudence, viability, suitability, legality, or merits of any Asset held in Client's Custody Account, other than in respect of the Applicable Laws and Regulations applicable to Custodian.

9. DELIVERY

9.1 Client agrees that Assets will be considered Assets only after they have been Delivered to a Blockchain Address that has been specifically provided by the Custodian for these Delivery purposes. Client agrees that Custodian has no obligation relating to any assets unless such assets have been delivered to Custodian, and that assets will only be deemed to have delivered to Custodian after the required number of network confirmations, Custodian holds the final discretionary authority on determining of such occurrence of the applicable blockchain for such delivery.

9.2 Client agrees that Custodian is not obligated to accept Delivery of any asset and will have no liability over assets if Custodian believes such asset or the acceptance of such asset would expose Custodian, its affiliates, subsidiaries, or partners to any liability in any form whatsoever. The only distinct liability Custodian accepts is to return such asset to Client if Custodian rejects custody of an asset.

10. DEPOSITS

Deposits of Assets will be credited to Client's Custody Account once they are delivered to Custodian.

11. WITHDRAWALS

11.1 Upon receipt of a Client's Request will be processed within the following time frames:

- If Request is received by 3 p.m. CST on a Business Day, a same day transfer of Assets will be initiated.
- If Request is received on a non-Business Day, or after 3 p.m. CST on a Business Day, the transfer of Assets will be initiated the next Business Day.

11.2 Custodian depends on accurate representations and information from all Authorized Persons on Client's Custody Account. Custodian shall have no liability or responsibility in connection with any inaccurate or incorrect representation or information provided by any Authorized Person (or by anyone using the Access Credentials of an Authorized Person).

12. FEES

Amounts payable by Client hereunder do not include use tax, sales tax, excise tax, duty, customs, inspection or testing fees, or any other taxes, fees or charges of any nature whatsoever imposed by any governmental authority in connection with or measured by the transactions contemplated by this Agreement.

Client agrees and gives full right to Custodian to authorize and perform all transactions directed or

the applicable daily rate as set forth in Exhibit B, multiplied by the amount of the Assets in the Custodian's custody each day, at 5 P.M. Central Standard Time. The custody fee accrues for each full calendar day the Assets have been in Custodian's custody since the last time it was charged (the "Eligible Days"). The custody fee shall be made do and invoiced no more than once per calendar month, with payment due within ten (10) days of receipt of the invoice. All past due invoices shall incur a 1% penalty fee and an additional 1% for every five (5) additional days past due. Such invoices shall be delivered separately to Client's designated location, and payment shall be settled under the sole discretion of Client whether by payment of the invoice or by deduction from the Assets within Client's Custodial Account for that month's invoice only. Client may elect, via proper instructions in writing, to have the custody fee deducted from the balance of any Asset, from the following list: Sommelier (SOMM), Bitcoin (BTC), Ethereum (ETH), or USDC dependent upon the Asset type of which Client revenue is composed. If Client has not made the invoiced payment to Custodian within thirty (30) days following Client's receipt of the invoice, Custodian may elect to deduct amounts from the Assets within Client's Custodial Accounts upon written notice to Client.

Client agrees fees or expenses for particular services provided by Custodian will be charged upon delivery of Client's Assets into Client's Custodial Account. Such services include, but are not limited to, staking, dispute resolution, litigation costs and expenses or loan/note liability management. All fees may be assessed on any account that terminates its services before Custodian has served as trustee/custodian for a minimum of one year.

13. REPRESENTATIONS AND WARRANTIES OF CUSTODIAN

Custodian hereby represents and warrants the following in relation to its Custodian Services. Such representations and warranties will be continued and reaffirmed each time Custodian performs its Services related to Client's Custody Account:

13.1 Custodian is a duly organized and valid entity existing under the laws and regulations of South Dakota and is in good standing with the Secretary of State of South Dakota.

13.2 Custodian has the power to execute and deliver this Agreement, has taken all necessary action to perform its obligations under this Agreement.

13.3 Subject to Section 14.4, Performance of Custodian's obligations under this Agreement does not violate or conflict with any existing law, judgment, order, regulation, or contractual restriction applicable to or binding on Custodian, including without limitation Applicable Laws and Regulations

13.4 For any failures or delays that could have been avoided by Service Provider, Custodian agrees to request the Service Provider to remedy the failures and delays no later than (3) working days from when the failure or delay was noticed.

13.5 Subject to Section 14.4, all required federal, and state governmental consents and requirements have been obtained by Custodian in respect to this Agreement, and Custodian further agrees to obtain any federal and state governmental consents in respect to this Agreement as they may come due throughout the term of this Agreement.

14. REPRESENTATIONS AND WARRANTIES OF CLIENT

Client hereby represents and warrants the following in relation to its Custody Account and Withdrawal Requests. Such representations and warranties will be continued and reaffirmed each time a Withdrawal Request is made to Custodian:

14.1 Client is a valid and duly organized entity existing under the laws of the jurisdiction in which it is organized or incorporated and remains in good standing under the laws of such jurisdiction.

14.2 Client has the power to enter into Custody Agreement and to initiate Delivery and any Withdrawal Requests.

14.3 Client has the power to perform its obligations under this Agreement.

14.4 Neither the performance of this Agreement, nor any activity or Instruction hereunder or relating hereto, nor the Assets or any activity or transaction that involves the Assets, violates, or conflicts with any law, judgment, order, regulation, rule, or contractual obligation applicable to or binding on Client or any of its Assets.

14.5 All required governmental consents relating this Agreement or to any related Instruction, activity or transaction have been and shall be obtained, all all-other requirements related to this Agreement or to any related Instruction, activity or transaction have been and shall be satisfied in each case by Client, and all conditions to such consents or to the satisfaction of such requirements have been and shall be complied with.

14.6 Client's obligations under this Agreement constitute Client's legal, valid, and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium, or similar laws affecting creditors' rights generally and subject as to enforceability to equitable of general application (regardless of whether enforcement is sought in a proceeding in equity or at law).

14.7 Client is in compliance with all Applicable Laws and Regulations, and has obtained all regulatory licenses, approvals, and consents applicable to this Agreement, the Assets or any activities or transactions relating thereto. Client affirms that without limiting the generality of the foregoing, Client will not use the services provided by Custodian hereunder in any manner that is, or would result in, a violation of any Applicable Laws and Regulations.

14.8 Client is aware of and familiar with, and has been fully informed of, the risks associated with giving Instructions and is willing to accept such risks. Client and all Authorized Persons shall safeguard and treat with extreme care any passwords or other Access Credentials related to Instructions. Client agrees and understands that a Withdrawal Request given pursuant to Instructions will be assumed by Custodian to have been given by an Authorized Person and may be acted upon as though Client had instructed, and Custodian shall have no liability whatsoever if such Instruction was not authorized by Client. Accordingly, Client acknowledges that it should email Custodian to inform Custodian of any Withdrawal Request and to instruct Custodian to verify the request with communication received from Client.

14.9 Client agrees and understands that Assets are new forms of property, that the law regarding their ownership, transfer, and custody poses certain risks that are not present in the case of more traditional asset classes Client further agrees and understands that Client will bear such risks and the potential loss or diminution in value of Assets due to changes or developments in the law or conditions under existing law in which Client's rights in and to such Assets are not adequately protected.

14.10 Client represents and warrants that it is not, and no transferee of Assets pursuant to any Withdrawal Request is, (i) the target of any laws administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"), The Financial Crimes Enforcement Network (FinCEN) or any other governmental entity imposing economic sanctions and trade embargoes ("Economic Sanctions Laws"), or (ii) located, organized, or a resident in a country or territory that is, or whose government is, the target of sanctions imposed by OFAC, FinCEN or any other

governmental entity.

15. EXCEPTIONS TO OBLIGATIONS OF CUSTODIAN

15.1 Client agrees that other than in the event of any gross negligence of Custodian, Custodian cannot be held responsible for any failure or delay of any Service Provider, or any other participant, or that is in any manner or part caused by Client's own act or omission.

15.2 Client agrees that neither Custodian nor any Service Provider may be held responsible for any "System Failure" (defined as a failure of any computer hardware or software used by Custodian, any Service Provider, or any telecommunications lines or devices used by Custodian or a Service Provider), or downtime, which prevents Custodian from fulfilling Custodian's obligations under this Agreement, Client further agrees that neither Custodian nor any Service Provider can be held responsible for anything (including, without limitation, any delay, error in service, or system outage) that is attributable in whole or part to circumstances beyond Custodian or such Service Providers' reasonable control.

15.3 Client agrees, consents to and understands that any act or omission of Custodian or any Service Provider in reliance upon or in accordance with Applicable Laws and Regulations, including, without limitations, any law, rule or regulation of the State of South Dakota, the applicable South Dakota Division of Banking rules and guidelines, or any state or federal agency having jurisdiction over Custodian or Service Provider, shall constitute reasonable care and be commercially reasonable.

15.4 Client agrees, consents to and understands that in the event of a market disruption, Custodian may, in its sole discretion, take such actions as it deems reasonable, including, without limitation, one or more of the following: (i) suspend access to Custodian's custody Services; or (ii) prevent Client from completing any actions via Custodian's custody Services. Custodian shall not be liable for any losses suffered by Client resulting from the Market Disruption. Following such an event, when custody services resume, Client agrees and understands that the prevailing market prices of the Assets may differ significantly from the prices prior to Market Disruption.

15.5 Client understands that Custodian keeps and maintains, or causes to be kept, accurate books and records with respect to any Custody Account and Assets, including with respect to the receipt and withdrawal or transfer thereof.

15.6 Client agrees and understands that Custodian has no duty or responsibility to inquire into, make recommendations with respect to, supervise, or determine the suitability of any transactions involving any Assets (and nothing herein shall be construed as such). Nothing in this Custody Agreement obliges Custodian to extend credit, grant financial accommodation, or otherwise advance funds or assets to or for Client's benefit for the purpose of meeting any of Client's obligations or otherwise.

15.7 Client agrees, consents to, and understands that Custodian may receive a technology maintenance fee from partners and service providers for supporting and maintaining Client's staked assets on a partner's or service provider's technology platform.

15.8 Client agrees, consents to, and understands that Custodian maintains the right to retain or set-off, against any Assets (or the value thereof, as reasonably determined in Custodian's sole discretion), any obligations that Client may have to Custodian.

15.9 Client agrees, consents to, and understands that Custodian is authorized to supply any information regarding any Custody Accounts or Assets that is required by any Applicable Law or Regulation, or which may be requested by law enforcement or any administrative or regulatory agency. To the extent

for information.

15.10 Client agrees, consents to and understands that, except as set forth herein and pursuant to all Applicable Laws and Regulations, Custodian has no duties or responsibilities with respect to any Custody Account or Assets except such duties and responsibilities as are specifically set forth in this Custody Agreement, and no covenant or obligation shall be implied against Custodian in connection with this Agreement.

15.11 Client agrees, consents to and understands that Custodian is an excluded fiduciary under SDCL 55-1B and is not liable, either individually or as a fiduciary, for any loss that results from compliance with a direction of Client or Client's Authorized Person, including any loss from Client or Client's Authorized Person breaching its or their responsibilities or acting beyond Client or Client's Authorized Person's scope of authority.

16. OBLIGATIONS OF CLIENTS

16.1 Client agrees and understands that Custodian reserves the right to change, modify, or increase Custodian's Custody Fee Schedule at any time. Any change to Custodian's Custody Fee Schedule will be posted for, and Client will be informed in writing, at least thirty (30) calendar days before it takes effect, and no change to custody fees will take effect for less than thirty (30) calendar days of such notice.

16.2 Client agrees to be responsible for, and shall pay, all taxes, assessments, duties, and other governmental charges, including any interest or penalty rightfully owed by Client with respect thereto, with respect to any Assets or any transaction related thereto.

16.3 Client agrees and understands that Client and any and all Authorized Persons are required to successfully complete and provide all required information related to any Anti-Money Laundering and Know Your Customer policies established by Custodian, and any other policies, laws, rules, or regulations, which may currently exist or may come to exist during the course of the Agreement, and which may be amended from time to time to ensure-up-to-date policies to confirm the identity of Client or an Authorized Person and their eligibility to receive services hereunder.

16.4 Client agrees that Client will promptly inform us if (i) Client is or becomes the target of any laws administered by OFAC or any other governmental entity imposing economic sanctions and trade embargoes, (ii) if Client is or becomes located, organized, or resident in a country or territory that is, or whose government is, the target of sanctions imposed by OFAC or any other governmental entity, or (iii) Client becomes aware that Client or any Asset, or any transaction involving an Asset, are or become the target of any investigation (including the reasonable details thereof).

16.5 Client agrees that Client will not, directly or indirectly: reverse engineer, decompile, disassemble or otherwise attempt to discover the source code, object code or underlying structure, ideas, know-how or algorithms relevant to the Products and Platform; modify, translate or create derivative works based on the Products and Platform; use or permit use of Products and Platform for the benefit of any third party; distribute copy, modify any Products and Platform; provide or circulate any documents provided by Custodian to any third parties without consent from Custodian; commit any act or omission the likely result of which be to tarnish Custodian's reputation.

16.6 Client agrees that Client will follow any applicable manuals or instructions provided by Custodian to properly use the Products and Platform. If any usage does not comply with such manuals or instructions or is otherwise regarded as improper by Custodian, Client shall be liable for any resulting loss or damages.

17. DISCLAIMER OF WARRANTIES

To avoid any doubt, neither Custodian nor any Service Provider have given or will give any investment advice, tax advice, legal advice, or other professional advice in connection with the provision to Client of custodial services with respect to Assets in Client's Custody Account. In addition, neither Custodian nor any Service Provider recommend or endorse that Client buy or sell Assets, including bitcoin, ether, or any other Asset. Before engaging in custody services with Assets, Client should always consult a qualified professional. THE SERVICES CUSTODIAN AND ANY SERVICE PROVIDERS PROVIDE, INCLUDING, BUT NOT LIMITED TO, THE PRODUCTS AND PLATFORM, ARE PROVIDED TO CLIENT ON A STRICTLY "AS IS," "WHERE IS," AND "WHERE AVAILABLE" BASIS. NEITHER CUSTODIAN NOR ANY SERVICE PROVIDER REPRESENTS OR WARRANTS AS TO THE ACCURACY, COMPLETENESS, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SERVICES, INFORMATION OR MATERIALS PROVIDED BY CUSTODIAN OR ANY SERVICE PROVIDER, INCLUDING, WITHOUT LIMITATION, THE PRODUCTS AND PLATFORM.

18. DISCLAIMER OF LIABILITY

TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAW AND REGULATION, NEITHER CUSTODIAN NOR ANY SERVICE PROVIDER SHALL BE LIABLE TO CLIENT, WHETHER IN CONTRACT OR TORT OR UNDER ANY OTHER THEORY OF LIABILITY, FOR ANY PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES (EVEN IF CUSTODIAN AND/OR ANY SERVICE PROVIDER HAS BEEN ADVISED OF THE POSSIBILITY THEREOF) IN CONNECTION WITH THIS AGREEMENT, OR ANY OF THE INFORMATION, SERVICES OR TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, THE PRODUCTS AND PLATFORM. IN NO EVENT SHALL CUSTODIAN OR ANY SERVICE PROVIDER BE LIABLE TO CLIENT OR ANYONE ELSE FOR ANY LOSS OR INJURY RESULTING DIRECTLY OR INDIRECTLY FROM CLIENT'S USE OF ANY SERVICES PROVIDED BY CUSTODIAN OR ANY SERVICE PROVIDER, INCLUDING, BUT NOT LIMITED TO, ANY LOSS CAUSED IN WHOLE OR IN PART BY ANY INACCURACIES OR INCOMPLETENESS, DELAYS, INTERRUPTIONS, ERRORS OR OMISSIONS, EXCEPT FOR LOSS OR INJURY DIRECTLY AND EXCLUSIVELY ARISING FROM CUSTODIAN'S GROSS NEGLIGENCE. IN NO EVENT SHALL CUSTODIAN OR ANY SERVICE PROVIDER BE LIABLE TO CLIENT OR ANYONE ELSE FOR ANY DECISION MADE OR ACTION TAKEN BY CLIENT IN RELIANCE ON, OR IN CONNECTION WITH, CLIENT'S USE OF THE SERVICES OR OF ANY MATERIALS OR INFORMATION PROVIDED BY CUSTODIAN OR ANY SERVICE PROVIDER.

CUSTODIAN'S AGGREGATE LIABILITY UNDER THIS AGREEMENT FOR ALL CLAIMS WILL NOT EXCEED THE AMOUNT PAID BY CLIENT TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 180 DAY PERIOD BEFORE SUCH LIABILITY FIRST ACCRUES.

THIS LIMITATION ON LIABILITY AND EXCLUSION OF DAMAGES AND OTHER REMEDIES INCLUDES, BUT IS NOT LIMITED TO, ANY DAMAGE OR INTERRUPTIONS CAUSED BY ANY COMPUTER VIRUSES, SPYWARE, SCAMWARE, TROJAN HORSES, WORMS, OR OTHER MALWARE THAT MAY AFFECT CLIENT'S COMPUTER OR OTHER EQUIPMENT, OR ANY PHISHING, SPOOFING, DOMAIN TYPOSQUATTING, OR OTHER ATTACKS, FAILURE OF MECHANICAL OR ELECTRONIC EQUIPMENT OR COMMUNICATION LINES, TELEPHONE OR OTHER INTERCONNECT PROBLEMS (E.G., CLIENT CANNOT ACCESS CLIENT'S INTERNET SERVICE PROVIDER), UNAUTHORIZED ACCESS, THEFT, OPERATOR ERRORS, STRIKES OR OTHER LABOR PROBLEMS, OR ANY FORCE MAJEURE. NEITHER CUSTODIAN NOR ANY

SERVICE PROVIDER TO CUSTODIAN GUARANTEES CONTINUOUS, UNINTERRUPTED, OR SECURE ACCESS TO CLIENT'S CUSTODY ACCOUNT.

IF THIS DISCLAIMER OF LIABILITY SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS AGREEMENT, THIS DISCLAIMER OF LIABILITY SECTION SUPERSEDES THE OTHER SECTION.

19. FORCE MAJEURE

Client agrees and understands that in no event shall Custodian or any Service Provider be liable for delays, failure in performance or interruption of service which result directly or indirectly from any cause or condition beyond Custodian's or any Service Providers' reasonable control, including, but not limited to, any delay or failure due to any act of God, act of civil or military authorities, act of terrorists, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, forking, Ethereum's chain congestion, cyber-attack, data breach, other catastrophe or any other occurrence which is beyond Custodian's reasonable control.

Custodian or Service Provider may in its discretion resume or execute any pending Instructions after the delays or failures in performance or interruptions of service have been recovered to normal condition. But custodian or Service Provider will not be responsible for any price differentiation or other loss or damage caused by the delays, failures or interruptions after the resuming or executing the Instruction(s).

20. INDEMNIFICATION

20.1 Custodian shall indemnify Client and its affiliates and shall hold them harmless from and with respect to all losses, claims, liabilities, costs (including reasonable attorneys' fees) or expenses incurred by or asserted against Client or such affiliate by reason of any gross negligence or willful misconduct in the performance of Custodian's obligations hereunder.

20.2 Client shall indemnify Custodian and its affiliates and shall hold them harmless from and with respect to any and all losses, claims, liabilities, costs (including reasonable attorneys' fees) or expenses incurred by or asserted against Custodian or such affiliate by reason of, or in connection with, any act or omission of Client or any Authorized Person, or otherwise arising out of Client's performance or receipt of services hereunder, other than any losses, claims, liabilities, costs (including reasonable attorneys' fees) or expenses that are solely attributable to Client's gross negligence or willful misconduct.

20.3 The indemnified Party (the "Indemnified Party") shall promptly notify the other Party (the "Indemnifying Party") of any claim for indemnification under this Section 20. If such claim relates to a third-party claim against the Indemnified Party, the Indemnified Party shall tender sole control of the defense and settlement thereof to the Indemnifying Party and shall reasonably cooperate in such defense. The Parties respective obligations under this Section 20 shall survive any termination of expiration of this Agreement and shall remain fully valid, effective, and enforceable thereafter.

21. CLOSURE OF CUSTODY ACCOUNT BY CLIENT

If Client wishes to close Custody Accounts within 2 months of the commencement of this agreement,

amount equivalent to the monthly platform fees for the remaining months of the agreement duration, providing a 30-day notice. Client agrees and understands that closing a Custody Account will not affect any rights and obligations incurred prior to the date of Custody Account closure. Client is responsible for any fees, costs, expenses, charges, or obligations (including, but not limited to, attorney and court fees or transfer costs of Assets) associated with the closing of Client's Custody Account. In the event that the costs of closing of Client's Custody Account exceeds the value in Client's Custody Account, Client will be responsible for reimbursing Custodian. Client may not close any of its Custody Accounts to avoid paying any fees otherwise due or to avoid any examination related to Custodian's authentication procedures undertaken in compliance with AML provisions, or any other governmental directive.

22. SUSPENSION OR TERMINATION

Subject to Section 22.1 and 22.2, Client agrees that Custodian has the right, exercisable in its sole discretion, to suspend or terminate Custody Services under this Agreement, upon thirty (30) days prior written notice to Client. Assets will be returned to Client, less any fees and/or other amounts that Custodian is entitled to pursuant to this Agreement.

22.1 Account Suspension

Client agrees and understands that Custodian has the right to immediately suspend Client's Custody Accounts , to freeze or lock the Assets in all such Custody Accounts, and to suspend Client's access to Custody Accounts or any Assets, if Custodian determines or reasonably believes that Client and/or any such Custody Accounts is or may be in violation of any provision of this Agreement, any Applicable Laws or Regulations, or Custodian's authentication procedures or policies.

Client further agrees and understands that Custodian has the right to immediately suspend Client's Custody Account, freeze/lock the funds and Assets in all such Custody Accounts, and suspend until a determination has been made if: (1) Custodian is required to do so by a regulatory authority, court order, facially valid subpoena, or binding order of a government authority; (2) the Custody Account is, or is related to any account that is, subject to any pending litigation, investigation, or governmental proceeding; (3) the Custody Account has a negative balance for any reason; (4) the Custody Account has a balance that needs to be reconciled for any reason; (5) Custodian believes someone is attempting to gain unauthorized access to the account; and/or (6) Custodian believes there is unusual activity in the Custody Account. If Client's Custody Account is suspended, Client will be notified by Custodian within forty-eight (48) hours. Custodian may, in its sole discretion, give written notice that Client's Custody Account has been suspended and may, in its sole discretion, disclose the reasons for suspension, if permitted to do so by law.

22.2 Account Termination

The term of this Agreement shall be 2 months from the Effective Date, provided however, Client agrees and understands that Custodian has the right to terminate Client's access to its Custody Account at any time and for any reason required by law or Custodian's policies and procedures, and that if Custodian does so, Client's rights and obligations under this Agreement will continue. Client further agrees and understands that Custodian has the right to take all necessary and appropriate actions pursuant to this Agreement and/or Applicable Laws and Regulations. If Client's Custody Account is terminated, Custodian will return Client's Assets and funds, less the value of any fees and/or damages that Custodian is entitled to pursuant to this Agreement. If Client's Custody Account is no longer subject to an investigation, court order, or subpoena, Client authorizes Custodian to return Client's Assets and funds (less any fees and/or damages to which Custodian is entitled) to any bank

or other account, unless otherwise required by law. If there is an Asset balance remaining in Client's Custody Account, Client agrees to provide Custodian with an Asset address within seven (7) calendar days upon receiving written notice, so that Custodian can return the remaining Assets to Client.

23. GOVERNING LAW

This Agreement shall be governed by, subject to, and interpreted in accordance with the laws of the State of South Dakota and the federal laws of the United States of America, each without regard to conflict of laws principles.

24. DISPUTE RESOLUTION

24.1 Client and Custodian agree that any dispute, claim, or controversy arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach, or termination hereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be determined by binding arbitration in South Dakota instead of in courts of general jurisdiction.

24.2 The arbitration hearings and proceedings will take place in Hughes County, South Dakota, and the language to be used will be English.

24.3 The arbitration shall be conducted by one arbitrator and shall be administered by JAMS (formerly known as "Judicial Arbitration and Mediation Services") pursuant to its Comprehensive Arbitration Rules and Procedures, or if Client resides outside of the United States of America, pursuant to JAMS International Arbitration Rules (in each case, the "Rules").

24.4 The arbitrator shall not have the power to award damages that are limited or waived by this Agreement (such as punitive damages, treble damages, or any other damages, which are not direct and compensatory), to the extent such limitation or waiver is permitted under applicable law, and the Parties waive any right to recover any such damages. Further, the arbitrator shall have no power to issue any award that is contrary to or inconsistent with any applicable statute, case law or constitutional law, to modify, change or excuse performance of any material term of this Custody Agreement, or to award equitable relief. The arbitration proceedings and decision of the arbitrator shall be kept confidential (and may not be disclosed) by the Parties or the arbitrator, except to the extent necessary to enforce any award made by the arbitrator.

24.5 The award of the arbitrator may be entered in any state or federal court located in the state of South Dakota. Any action or proceeding brought by either party against the other to confirm an award of the arbitrator or in aid of arbitration, or in connection with any claim under or relating to this Agreement that is found to not be subject to arbitration hereunder, shall be brought in a state or federal court located in the state of South Dakota, and each of the Parties hereby irrevocably consents to the jurisdiction of, and to venue in, any such court for purposes of any such action or proceeding, and each Party waives, to the fullest extent permitted by law, any objection that it may now or later have to such venue and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

25. SEVERABILITY

Client agrees and understands that if any provision of this Custody Agreement, or application thereof, shall be determined to be invalid or unenforceable under any rule, law, or regulation or by the local or respective governmental agency, where the service(s) is(are) provided, as such provision will be

under any applicable law. Client further agrees and understands that the validity of or enforceability of any other provision (or of such provision, to the extent its application is not invalid or unenforceable) of this Custody Agreement shall not be affected.

26. ASSIGNMENT

This Agreement, or Client's rights and obligations hereunder, may not be transferred by Client, but may be assigned by Custodian, upon notification to Client in writing. Any attempted transfer or assignment by Client in violation hereof shall be null and void. This Custody Agreement shall be binding and inure to the benefit of the Parties hereto, our successors, and permitted assigns.

27. NOTICE

Any notice Custodian is required to give Client under this Custody Agreement may be provided by email, postal mail, or facsimile utilizing the contact information provided by Client when Client opened Client's Custody Account. Notices from Client to us shall be given by email to info@aegiscustody.com, unless otherwise specified in the Agreement.

28. ENTIRE AGREEMENT

This Agreement and any other agreement executed on or after the Effective Date by both Parties that specifically references this Agreement together constitute the entire agreement between Client and Custodian and governs Client's use of Custodian, superseding any prior agreements between Client and Custodian with respect to Custodian's Services.

29. SURVIVAL

Termination of this Agreement shall not be construed to waive or release any claim that a Party was entitled to assert at the time of such termination. Client agrees and understands that all provisions of this Agreement, which by their nature extend beyond the termination or expiration of this Agreement shall survive the termination or expiration of this Agreement.

30. CUSTODIAL AGREEMENT CONFLICT

In case of any conflict between this Agreement and the Chinese translation, the English version shall prevail.

31. CUSTODY INFORMATION

Client Information	
Custody Client Name	Akemona, Inc.
Contact Person	Ravi Srivastava
Registration No. (for corporation client)	CIK:1748730 / IRS No.: 825295095
Address	2207 Ardemore Dr Fullerton, CA 92833

BY CUSTODIAN:

Executed by **Aegis Trust Company**

Name of Authorized Representative and Authorized Signature:

魏巧杰

Name: Chiao Chieh Wei (Serra)
Title: CEO
Company: Aegis Trust Company
Date: 3/25/2024

BY CLIENT:

Executed by **Akemona, Inc.**

Name of Authorized Representative and Authorized Signature:

Ravi Srivastava

Name: Ravi Srivastava
Title: CEO
Company: Akemona, Inc.
Date: 3/25/2024

Exhibit A

ADDITIONAL TERMS FOR STAKING SERVICE

WHEREAS these ADDITIONAL TERMS FOR STAKING SERVICE (these **"Additional Terms"**) are incorporated into and made a part of the Custody Agreement to which these Additional Terms are attached (the **"Custody Agreement"**).

WHEREAS Client desires Custodian to stake some or all those digital assets with a proof-of-stake blockchain in order to earn rewards.

WHEREAS Client desires Custodian to engage a third-party service provider to perform the validation and consensus functions on such blockchain that are required in order to earn such rewards; and

WHEREAS Custodian desires to engage such a service provider for such purpose, subject to the terms and conditions of these Additional Terms.

NOW, THEREFORE, the Parties hereby agree as follows:

1. **Definitions**

1.1. Capitalized terms that are not otherwise defined herein shall have the meaning provided in the Custody Agreement.

1.2. **"Custodied Assets"** means the Assets that are Digital Assets.

1.3. **"Custody Agreement"** has the meaning provided in the recitals hereto.

1.4. **"Digital Assets"** means proof-of-stake tokens of a Supported Blockchain.

1.5. **"Effective Date"** means the earliest date on which Client designates any Custodied Assets for the Staking Services. The effective date of this project is 2024/4/19, and the planning time is 2 months.

1.6. **"Locked"** means, with respect to any Staked Custodied Assets, that such Custodied Assets are unavailable to the owner thereof for a specified period, whether for transfer or other use.

1.7. **"Person"** means any individual, organization, business, partnership, entity, corporation, decentralized autonomous organization (DAO), or government.

1.8. **"Rewards"** means Digital Assets or other items of value that are issued with respect Custodied Assets after Staking Services with respect thereto have been performed.

1.9. **"Missed Rewards"** means any Rewards that would have been received by Client with respect to Staked Custodied Assets but for the failure of Staking Provider to sign blocks for the applicable Supported Blockchain, but that Client did not receive as a result of such a failure.

1.10. **"Network"** has the meaning provided in Section 2.2.

1.11. **"Network Determination"** means any decision or determination of any Network, including, without limitation, with respect to (i) Rewards, (ii) Slashing Penalties, (iii) service fees; (iv) the periods during which any Staked Digital Assets shall be unavailable, (v) protocol changes, (vi) airdrops; (vii) forks; and (viii) other restrictions or limitations imposed or adopted by the applicable Network.

1.12. **"Slashing Penalties"** means any slashing penalty assessed by the Supported Blockchain for certain failures to perform (or in the performance of) the Staking Services.

1.13. **"Staked"** means, with respect to any Custodied Assets, that such Custodied Assets are Locked pursuant to a protocol that (i) grants such owner or its delegate Validation Rights during a portion of such period and (ii) may issue related Rewards and Slashing Penalties.

1.14. **"Staking Provider"** means the third-party retained and directed by Custodian to perform Staking Services with respect to all or a portion the Custodied Assets.

1.15. **"Staking Service(s)"** means, with respect to any Staked Custodied Assets, to exercise the associated Validation Rights with the goal of earning Rewards and avoiding Slashing Penalties.

1.16. **"Supported Blockchain"** means any proof-of-stake blockchain ledger on which Staking Provider has been selected to operate a validator node and may exercise Validation Rights delegated to it by Custodian.

1.17. **"Validation Rights"** means rights of a Digital Assets owner or its delegate to validate and sign the next definitive block of transactions on a Supported Blockchain.

2. Staking Services.

2.1. The Staking Services include using commercially reasonable efforts to act as a transaction validator on the applicable Supported Blockchain network (each, a **"Network"**) in respect of the Custodied Assets being Staked. The Staking Provider shall agree to exercise the Validation Rights in a manner reasonably intended to generate net Rewards and avoid Slashing Penalties; provided that nothing herein guarantees that Rewards will necessarily be maximized or that Slashing Penalties will necessarily be avoided.

2.2. Except as otherwise expressly provided herein, Custodian shall have no liability to Client or otherwise arising out of or in connection with Staking Provider's breach of contract, negligence, gross negligence, recklessness, misconduct or other act or omission of any type associated with the Staking Services. Client shall indemnify Custodian shall hold it harmless from and with respect to any liability, loss, penalty, fine, claim, action, cost or expense (including reasonable attorneys' fees) incurred by Custodian or any affiliate thereof in connection with Client's use of any Staking Services, other than any such liability, loss, penalty, fine, claim, action, cost or expense that are solely attributable to Custodian's gross negligence or willful misconduct. If the Staking Services cannot be provided but any related fee nevertheless continues to be incurred, then Client shall continue to pay such fee.

2.3. Custodian or Staking Provider may terminate these Additional Terms or terminate or suspend any Staking Services, either in their entirety or with respect to any particular Custodied Assets or Network, at any time, in its sole discretion, upon notice to Client, and these Additional Terms shall in any event terminate upon any termination or expiration of the Custody Agreement. However, these Additional Terms shall remain in effect in relation to any Custodied Assets that are Staked as of the time of such termination for so long as such Custodied Assets remain Locked.

3. Acknowledgement of Risk.

3.1. Client acknowledges and agrees that:

3.1.1. the continued ability to provide the Staking Services is dependent on elements beyond Staking Provider's or Custodian's control, including, without limitation, the publication of blocks, network connectivity, hacking, Network Determinations and Force Majeure Events.

3.1.2. Client alone is responsible for controlling access to any devices, websites or portals that may be used to access the Staking Services.

3.1.3. Client alone is responsible for complying with laws and regulations applicable to Client.

3.1.4. Custodian does not represent that the Staking Services are lawful in Client's place of residence or business or elsewhere.

3.1.5. no regulatory authority has reviewed or passed on the merits, legality or fungibility of Digital Assets or the use, holding or staking of Digital Assets.

3.1.6. the staking of Digital Assets or the use of the Staking Services may become subject to regulatory controls that limit, restrict, prohibit, or otherwise impose conditions on such activities; and

3.1.7. the transfer of Rewards is not guaranteed and may depend on elements beyond Staking Provider and/or Custodian's control, including Network Determinations.

3.2. Client further acknowledges that:

3.2.1. Client's Staked Custodied Assets may be entirely unavailable to Client for a significant period. Even after Client elects to unStake such Custodied Assets, the applicable Network may retain control of them for a period that may be as long as several weeks during which Client will neither earn Rewards nor have access to the Custodied Assets.

3.2.2. Any Network with which Client Stakes any Custodied Assets may be free to use such Custodied Assets while they are Staked for any purpose (including, but not limited to, loans and other decentralized finance transactions), for its sole benefit, and Client's Staked Custodied Assets may be lost as a result. Further, Staked Custodied Assets may be lost through theft (including cybertheft or theft by other means) or error. Staked Custodied Assets are not insured or guaranteed by any agency or by private insurance, against theft or loss.

3.2.3. The market price of most cryptocurrencies and other digital assets, including any Staked Custodied Assets and any Rewards, may be highly volatile and could decrease to zero at any time, including while they are Staked and Client is unable to sell or otherwise transfer them. Accordingly, the market value of any Staked Custodied Assets plus any Rewards earned therefrom when Client's staking period expires may be less than the market value of such Staked Custodied Assets when Client first elected to Stake them.

3.3. Neither Staking Provider nor Custodian shall have any liability or obligation to Client whatsoever arising out of or in connection with any of the risks or contingencies referenced in this Section 3.

4. Limitation of Liability.

4.1. Except as, and solely to the extent expressly provided in, Sections 4.4 and 4.5, neither Custodian nor Staking Provider nor any affiliate, employee, contractor, agent, director or representative of Custodian or Staking Provider will in any event be liable or responsible to Client or any other Person for any indirect, incidental, consequential, special, exemplary, or punitive damages of any kind, including Missed Rewards, lost profits, Slashing Penalties or other penalties, arising from or relating to the Staking Services or otherwise to these Additional Terms, regardless of whether Staking Provider and/or Custodian was advised, had other reason to know, or in fact knew, of the possibility thereof.

4.2. The aggregate liability of Custodian, Staking Provider and any affiliate, employee, contractor, agent, director or representative of Custodian or Staking Provider arising out of or in connection these Additional Terms or any breach hereof or any Staking Services, whether arising in contract, tort or under any other theory of liability, and, for the avoidance of doubt, including, without

limitation, any Slashing Recovery or Missed Reward Recovery, will in no event exceed the amounts paid to Custodian by Client for the Staking Services during the ninety (90) day period before such liability first accrues.

4.3. Custodian will have no liability or obligation whatsoever arising from or relating to any Network Determination, acts of a malicious Person, including a hacker, or Force Majeure Events.

4.4. Notwithstanding any other provision hereof, but subject to Section 4.2, if Client incurs Slashing Penalties as a result of any failure, breach or negligence with respect to the Staking Services, Custodian will transfer to Client any amount recovered by Custodian from Staking Provider to the extent attributable to such failure, breach or negligence (but not more than the amount of the applicable Slashing Penalties) (a **"Slashing Recovery"**), less any cost or expense incurred by Custodian in the recovery of such amount. Custodian does not represent or warrant that Staking Provider will have any obligation to pay any Slashing Recovery in connection with any Slashing Penalties or that Custodian will be successful in any efforts to recover or that Custodian will seek to recover any Slashing Recovery.

4.5. Notwithstanding any other provision hereof, but subject to Section 4.2, if Client suffers any Missed Rewards as a result of any failure, breach or negligence with respect to the Staking Services, Custodian will transfer to Client any amount recovered by Custodian from Staking Provider to the extent attributable to such failure, breach or negligence (but not more than the amount of the applicable Missed Rewards) (a **"Missed Rewards Recovery"**), less any cost or expense incurred by Custodian in the recovery of such amount. Custodian does not represent or warrant that Staking Provider will have any obligation to pay any Missed Reward Recovery in connection with any Missed Rewards or that Custodian will be successful in any efforts to recover or that Custodian will seek to recover any Missed Reward Recovery.

5. **Conditions.**

5.1. The obligations of Custodian, through the Staking Providers, to perform the Staking Services are conditional on the satisfaction of the following conditions precedent as of the first day, and throughout the duration, of the term of these Additional Terms:

5.1.1. Client's covenants under these Additional Terms are performed and satisfied.

5.1.2. Client's representations and warranties under these Additional Terms are true, accurate, and complete.

5.1.3. neither Client's designation of Custodied Assets for the Staking Services, nor the performance of the Staking Services for Client, constitute, or would be reasonably expected to result in (with or without notice, lapse of time, or both) a breach or default of any agreement nor a contravention or violation of any law by which Client, Custodian or Staking Provider is bound or to which Client, Custodian or Staking Provider is subject; and

5.1.4. without limiting the generality of the foregoing portions of this sentence, under applicable law, (i) neither Custodian nor Staking Provider is deemed to be a "money transmitter" or a similar classification in accordance with applicable anti-money laundering, know-your-customer or similar rules or regulations, and (ii) the performance by Custodian, through the Staking Providers, of these Additional Terms does not require any licenses, permits, or registrations not possessed by Custodian.

5.2. The obligations of Custodian, through the Staking Providers, to perform the Staking Services with respect to any particular Network are conditional on the selection of Staking Provider to operate a

first day, and throughout the duration, of the term of these Additional Terms.

6. **Third-Party Beneficiaries.** There are no third-party beneficiaries under these Additional Terms. Nothing contained herein shall create any contractual relationship between the Staking Provider and Client.

7. **Conflicts.** In the event of conflicts between the provisions of these Additional Terms and those in the body of the Custody Agreement, the provisions of these Additional Terms shall take precedence over those in the Custody Agreement solely with respect to the Staking Services.

Exhibit B*

Items	Price (USD)	Note
Client Setup Fee	**$5,000**	One-time fee per client, includes: ● Unlimited user accounts for accessing dashboard & multi-sig approval ● Unlimited whitelisted outgoing addresses in total (for Vaults) ● Unlimited wallets (any type, including Deposit, Vault, Withdrawal) ● Monthly statement of each custodial account.
Custody Fee (crypto AUC)	**25 bps** (0.25%)	Annualized rate based on aggregate value of asset under custody (AUC). Minimum of $2,000 monthly fee applied.
Transaction Fee (crypto)	**20 bps** (0.2%)	Outgoing transaction fee charged per transaction. Blockchain gas fee excluded. Deposits are free of charge.

Client setup fee should be paid within three (3) working days after the agreement is executed. Platform fee, custody fee, and transaction fee are billed monthly.

IMPORTANT REMINDER:

The payment instruction will be provided in the invoice. Please provide your copy of the completed remittance slip or ticket update to Aegis Trust Company by email when you complete to wire or transfer the payment.

Email: info@aegiscustody.com